UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
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                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                         DESIGNS, INC. (Offeror/Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                            ------------------------

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|_|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|          third-party tender offer subject to Rule 14d-1.
|X|          issuer tender offer subject to Rule 13e-4.
|_|          going-private transaction subject to Rule 13e-3.
|_|          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------

                            ------------------------

           This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Designs, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on November 15, 2000. This Amendment No. 2 to Schedule TO relates to the tender offer by the Company to purchase up to 1,500,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $3.00 nor less than $2.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2000 and the related Letter of Transmittal, which, as amended or supplemented from time to time, constitute the offer. Except as amended and supplemented hereby, the Schedule TO filed by the Company on November 15, 2000 remains in effect.

Item 12.  Exhibits.


Item 12 is amended by adding the following exhibits:


99.1          Press Release of Designs, Inc. dated December 18, 2000

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2000


                                      By:  /s/ DENNIS HERNREICH
                                           -------------------------------
                                           Name:   Dennis Hernreich
                                           Title:  Senior Vice President and
                                                   Chief Financial Officer